Exhibit 99.1

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON July 27, 2010

INFORMATION CIRCULAR

June 30, 2010

RESPONSE BIOMEDICAL CORPORATION

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the “Meeting”) of the shareholders of RESPONSE BIOMEDICAL CORP. (“Response” or the “Company”) will be held at 1781-75th Avenue West, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on July 27, 2010 for the following purposes:

1.
To consider, and if thought appropriate, pass a resolution authorizing and approving a private placement whereby the Company will issue an aggregate of 13,333,333 common shares of the Company (the “Offered Shares”) at a price of Cdn.$0.60 per share, for gross aggregate proceeds of approximately Cdn.$8,000,000, as more particularly described in the accompanying Information Circular (the “Private Placement”);

2.	To consider, and if thought appropriate, increase the size of the Board of Directors to seven Directors;

3.
To consider, and if thought appropriate, elect Jonathan Wang, Ph.D. to the Board of Directors to hold office until the next annual general meeting, as more particularly described in the accompanying Information Circular (the “Election”); and

4.	To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Accompanying this Notice of Meeting are:  (i) an Information Circular; (ii) a form of Proxy for use at the Meeting; and, (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  If you wish to attend the Meeting in person or designate another person to attend the Meeting in your place, write your name or the name of your designate, on the “Appointee” line on the voting instruction form provided by your broker, sign and date the form and return it in the envelope provided.

If you are a non-registered shareholder and do not complete and return the materials in accordance with the foregoing instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the form of Proxy and the reply card are first being sent to shareholders of the Company on or about June 30, 2010.

- i -

DATED at Vancouver, British Columbia, this 29th day of June, 2010.

BY ORDER OF THE BOARD

“S. Wayne Kay”
S. Wayne Kay
Chief Executive Officer and Director

- ii -

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORP. (the “Company”) to be used at a special general meeting (the “Meeting”) of shareholders of the Company to be held at 1781-75th Avenue West, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on July 27, 2010, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting (the “Notice of Meeting”).  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by Directors, Officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed Proxy are Directors or Officers of the Company.  A registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by subsequently completing another suitable form of Proxy.

A Proxy will not be valid unless the completed and signed Proxy is delivered to the offices of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting or any adjournment or postponement thereof.  An undated but executed Proxy will be deemed to be dated the date of mailing of the Proxy.

A registered shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and, (b) delivered to the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a registered shareholder will automatically revoke the Proxy.

Voting of Proxies

Common shares of the Company (the “Common Shares”) represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

Exercise of Discretion

The Common Shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted or withheld from voting on any poll in accordance with the instructions of the registered shareholder in the Proxy and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of such direction or where the instructions are uncertain, it is intended that such Common Shares will be voted for the approval of the items set out in the Proxy.  The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting.  If any amendment or variation or other matter comes before the Meeting the persons named in the Proxy will vote in accordance with their judgment on such amendment, variation or matter.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
In the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	In the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of Proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as Broadridge Financial Solutions Inc. (“Broadridge”), to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
Receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)
Be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of Proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete this form of Proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder who receives either a Proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 25,467,422 are issued and outstanding as of May 28, 2010, which is the record date for notice of and voting at the Meeting.  All registered shareholders as of May 28, 2010 will be entitled to vote at the Meeting.  On a show of hands, each registered shareholder present in person or by Proxy shall have one vote, and on a poll, each registered shareholder present in person or by Proxy shall have one vote for every share of which the registered shareholder is the registered shareholder on the record date for voting at the Meeting.

To the best of the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs, shares carrying 10% or more of the voting rights attached to any class of voting securities of the Company as at the date hereof.

Quorum and Votes Necessary to Approve Matters at Meeting

Under the Company’s articles of incorporation, quorum for the transaction of business at a general meeting is at least two registered shareholders present at the Meeting, in person or by Proxy, holding in the aggregate, not less than 5% of the issued Common Shares entitled to vote at the Meeting.

In order to be validly approved, the matters described herein to be considered by shareholders at the Meeting must be approved by a resolution passed by a majority of the votes cast by shareholders of the Company who vote in person or by Proxy at the Meeting.

Particulars of Matters to be Acted Upon at the Meeting

1.	Background

Recognizing that cash on hand, including the proceeds of the financing completed in May, 2009, would run out by July, 2010, the Board of Directors and Management made substantial efforts to secure additional financing.  Since the beginning of 2010, the Company has met with several prospective investors that offered various forms of debt and/or equity financing options.  None of such offers would have allowed the Company to complete a non-dilutive debt financing.

In June, 2010 the Board of Directors considered offers for equity financings and approved proceeding with a private placement transaction whereby Caduceus Private Investments III, LP (“Caduceus Private Investments”), OrbiMed Associates III, LP (“OrbiMed Associates”) and Caduceus Asia Partners, LP (“Caduceus Asia Partners”, and together with Caduceus Private Investments and OrbiMed Associates, the “Purchasers”), affiliates of OrbiMed Advisors, LLC (“OrbiMed”) have agreed to purchase an aggregate of 13,333,333 Common Shares (the “Private Placement”).

The Private Placement will raise gross proceeds of approximately $8,000,000. The Company will use the proceeds from the Private Placement for working capital and general corporate purposes, putting the Company in a position to move toward sustained profitability in 2011.

About the Purchasers

OrbiMed is a preeminent investment firm dedicated exclusively to the healthcare sector, with over $5 billion in assets under management.  OrbiMed invests across the entire spectrum of pharmaceutical, biotechnology and medical device companies on a worldwide basis.  Investments are made through venture capital funds, hedge funds, and other investment vehicles.

Since inception of its venture capital activities in 1993, OrbiMed has partnered with over 100 companies across a wide range of therapeutic categories and stages of development.  OrbiMed’s investment team includes approximately 40 experienced professionals with offices in New York City, Tel Aviv, San Francisco, Shanghai and Mumbai.

2.	Proposed Private Placement

The Private Placement will be completed pursuant to the terms of a subscription agreement (the “Subscription Agreement”) entered into on June 27, 2010 among the Company and the Purchasers.  The material provisions of the Subscription Agreement are described below under Subscription Agreement.  The Private Placement will involve the sale of 13,333,333 Common Shares (the “Offered Shares”) at a purchase price of Cdn.$0.60 per share, for gross aggregate proceeds of approximately Cdn.$8,000,000.  The Offered Shares will represent approximately 52.35% of the issued and outstanding share capital of the Company prior to giving effect to the Private Placement, and approximately 34.4% of the issued and outstanding share capital of the Company after giving effect to the Private Placement.

The Offered Shares will be distributed in the proportions set out below:

Purchaser	Number of Common Shares	Percent Ownership (%)(1)	Aggregate Purchase Price (Cdn.$)
Caduceus Private Investments	7,924,528	20.4	4,754,716.80
OrbiMed Associates	75,472	0.2	45,283.20
Caduceus Asia Partners	5,333,333	13.8	3,199,999.80
Total	13,333,333	34.4	7,999,999.80

Notes:

(1)      After giving effect to the Private Placement.

3.	Increase size of Board/ Election of Director

Pursuant to the Subscription Agreement, the Company has also agreed to appoint two nominees of Caduceus Private Investments (the “Caduceus Nominees”) to the board of directors upon closing of the Private Placement.  Under the Subscription Agreement, the Company agreed that (i) the Directors would appoint Peter Thompson, M.D. to the Board of Directors to serve until the Company’s next annual general meeting, and (ii) Jonathan Wang, Ph.D. would be presented for election at this Meeting to hold office until the next annual general meeting of the Company.  The Company has further agreed that, for so long as the Purchasers and their affiliates hold not less than 5,800,000 Common Shares, it will (i) present the Caduceus Nominees (or their replacement nominees, as the case may be) for election as part of management’s slate of directors at each annual general meeting, (ii) the number of positions on the Board of Directors shall not be increased above seven without the consent of the Caduceus Nominees and (iii) a Caduceus Nominee shall have the right to serve on and be appointed to each of the committees of the Board of Directors.

The following table sets out the following information with respect to Peter Thompson, M.D. and Jonathan Wang, Ph.D.: the city in which each is ordinarily resident, the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years, as of June 29, 2010.

Name and Place of Residence (1)	Number of Common Shares Owned or Controlled (2)	Principal Occupation for Past Five Years(1)
Peter Thompson, M.D.	Nil
Managing Director of Strategicon Partners from June 2000 to June 2010.  Chairman and CEO of Trubion Pharmaceuticals from January 2003 to November 2009.  Venture Partner of ATP Capital from July 2002 to December 2006.

Jonathan Wang, Ph.D.	Nil	Senior Managing Director, Asia at OrbiMed from 2007 to present. General Manager at Burrill Greater China Group from 2004 to 2007. Managing Director of WI Harper Group from 2001 to 2004.

Notes:

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)
The information as to Common Shares beneficially owned or over which an individual exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective individuals as of June 29, 2010.

The Directors elected at the Company’s 2010 annual general meeting will remain in office until the next annual general meeting.  Under the Business Corporations Act (British Columbia), the current Directors are entitled to appoint one additional member to the Board.  However, increasing the size of the Board to seven Directors will require the approval of a majority of the votes cast at this Meeting.  Following the appointment of Dr. Thompson, and assuming the election of Mr. Wang, the size of the Board of Directors will be increased from five Directors to seven Directors, and will include the following individuals: Richard J. Bastiani, Ph.D., Richard K. Bear, Anthony F. Holler, M.D., Todd R. Patrick, S. Wayne Kay, Peter Thompson, M.D., and Jonathan Wang, Ph.D.

This Information Circular incorporates by reference the information relating to corporate governance, executive compensation and equity compensation plan information contained in the Company’s Information Circular dated April 7, 2010, a copy of which may be obtained through the internet at www.sedar.com or from the Chief Financial Officer at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: lkaler@responsebio.com.

Pursuant to the foregoing, shareholders are being asked at the Meeting to consider and, if deemed appropriate, pass resolutions (i) ratifying the Company entering into the Subscription Agreement, (ii) approving the Private Placement, (iii) approving the increase in the size of the Board of Directors to seven Directors and (iv) approving the election of Jonathan Wang, Ph.D. (the “Resolutions”).

4.	Subscription Agreement

The following is a summary of the material provisions of the Subscription Agreement.  This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Subscription Agreement, a copy of which may be obtained through the internet at www.sedar.com or from the Chief Financial Officer at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: lkaler@responsebio.com.

Closing

Pursuant to the terms of the Subscription Agreement, the Company has agreed to issue, and the Purchasers have agreed, severally and not jointly, to purchase the Offered Shares.  The closing of the transactions contemplated by the Subscription Agreement (the “Closing”) is scheduled to occur on or about July 27, 2010 (the “Closing Date”), subject to the conditions set forth in the Subscription Agreement.

Conditions

Under the terms of the Subscription Agreement:

(a)	The obligations of the Company are subject to the following conditions:

(i)	the accuracy in all material respects on the Closing Date (or such specific date as otherwise specified therein) of the representations and warranties of each of the Purchasers;

(ii)	obtaining shareholder approval by a majority of the votes cast by shareholders at the Meeting;

(iii)	receipt of conditional approval for the listing of the Offered Shares on the Toronto Stock Exchange (the “TSX”);

(iv)
the Private Placement being qualified or exempt from registration or qualification under all applicable U.S. federal and state securities laws and being exempt from the requirements as to the filing of a prospectus under applicable securities laws;

(v)	all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(vi)
no action shall have been taken and no statute, rule, regulations or order shall have been enacted, adopted or issued by any federal (U.S. or Canadian), state, provincial or territorial governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Offered Shares by the Company; and no injunction or order of any federal (U.S. or Canadian), state, provincial or territorial court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Offered Shares by the Company.

(b)	The respective obligations of each of the Purchasers are subject to the following conditions being met:

(i)	the accuracy in all material respects on the Closing Date (or such specific date as otherwise specified therein) of the representations and warranties of the Company;

(ii)	obtaining shareholder approval by a majority of the votes cast by shareholders at the Meeting;

(iii)	the Company shall have received conditional approval for the listing of the Offered Shares on the TSX;

(iv)	all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(v)	there shall have been no Material Adverse Effect (as defined in the Subscription Agreement) with respect to the Company since the date of the Subscription Agreement;

(vi)
no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal (U.S. or Canadian), state, provincial or territorial governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Offered Shares by the Company; and no injunction or order of any federal (U.S. or Canadian), state, provincial or territorial court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Offered Shares by the Company;

(vii)
from the date of the Subscription Agreement to the Closing Date, trading in the Common Shares on the TSX shall not have been suspended (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing) and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, nor shall a banking moratorium have been declared either by the United States, New York state, Canada, or British Columbia provincial authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of each Purchaser, makes it impracticable or inadvisable to purchase the Offered Shares at the Closing;

(viii)
the Board of Directors shall have adopted resolutions appointing Peter Thompson, M.D. to the Board of Directors as one of the Caduceus Nominees effective as of the Closing, and waiving, in connection with the transaction contemplated by the Subscription Agreement, any acceleration of the vesting provisions or termination of outstanding options as would be permitted upon the occurrence of a Triggering Event (as defined in the Company’s stock option plans;

(ix)	the Company shall have obtained shareholder approval (by the requisite majority) at the Meeting for the election of Jonathan Wang, Ph.D. to the Board of Directors as a Caduceus Nominee; and

(x)
the Company shall have caused the terms of the stock options issued and available for issuance under the Company’s stock option plans to be adjusted to reflect the ten for one consolidation of the Common Shares effected in May, 2010.

Representations and Warranties

The Subscription Agreement contains customary representations and warranties on the part of the Company and each of the Purchasers.

Participation in Post-Closing Financings

For a period of two years from the Closing Date each Purchaser shall be entitled to participate in future financings by the Company (on the same terms as other investors therein) so as to maintain its relative ownership interest in the Company.  Such right of first refusal will not apply to any issuance of Common Shares pursuant to: (a) the exercise of any options or other securities outstanding from time to time under the Company’s stock option or other incentive plans; (b) the exercise, exchange or conversion of any other securities of the Company outstanding as of the Closing Date, or issued in a financing in which each Purchaser was entitled to participate; (c) the acquisition of assets or securities by the Company from arm’s length parties; or (d) any strategic partnership or amalgamation, arrangement, merger or other business transaction entered into by the Company.

Participation in Pre-Closing Financings

From the date of the Subscription Agreement until the Closing Date, if the Company reasonably determines that it requires financing to provide it with sufficient working capital to maintain its operations until the Closing Date (the “Bridge Funds”), the Company will provide the Purchasers with the first opportunity to provide the Bridge Funds.

Board Appointment

The Company has agreed to take such action, promptly following the Closing Date, as is necessary to (i) increase the number of positions on the Board of Directors to seven; and (ii) cause a Caduceus Nominee to be appointed to the Board of Directors until the next annual general meeting of the Company.  The initial Caduceus Nominee shall be Peter Thompson, M.D.  The Company has further agreed to take such action as is necessary to present another Caduceus Nominee, being Jonathan Wang, Ph.D., for election to the Board of Directors at the Meeting, and to recommend in this Information Circular that shareholders vote in favour of Mr. Wang’s election.  The Company has further agreed that, provided the Purchasers and their affiliates hold not less than 5,800,000 Common Shares, it shall include the two Caduceus Nominees on management’s slate of nominees for election to the Board of Directors at the next ensuing, and each subsequent, annual general meeting of the Company.

Trout Capital LLC Fee

The Company has agreed to pay a fee equal to 3% of the aggregate gross proceeds of the Private Placement to Trout Capital LLC (“Trout”), which acted as the Company’s placement agent in respect of the transaction contemplated thereto. The Company reserves the right, exercisable at its sole discretion, to award Trout an amount up to an additional 2% of the aggregate gross proceeds of the Private Placement as a performance bonus.

Termination

The Subscription Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations contemplated by the Subscription Agreement without any effect on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before August 15, 2010.  However, no such termination will affect the right of any party to sue for any breach by the other party (or parties).  The Subscription Agreement will automatically terminate when the Purchasers or any of their respective successors and permitted assigns no longer hold any of the Offered Shares.

Governing Law

The Subscription Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of New York.

5.	Recommendation by the Board of Directors

The Board of Directors believes that the best interests of the Company and the shareholders will be served by approving the Subscription Agreement, the Private Placement and the Election.  The Board of Directors has unanimously determined that the Subscription Agreement, the Private Placement and the Election are fair to the shareholders, and recommends that the shareholders vote in favour of the Resolutions.

6.	Shareholder Approval

Pursuant to the Toronto Stock Exchange Company Manual, if a private placement will materially affect control of the Company, shareholder approval of the transaction is required.  The issuance of 13,333,333 Common Shares will materially affect control of the Company as the Purchasers will thereafter hold greater than 20% of the issued and outstanding share capital of the Company.  It is noted that the price per Common Share under the Private Placement exceeded the trading price per Common Share on the Toronto Stock Exchange on the first trading day after the entering into of the Subscription Agreement, being June 28, 20101.

The shareholders will be asked at the Meeting to consider and if deemed appropriate, pass, with or without variation, the Resolutions as follows:

“BE IT RESOLVED THAT:

1.
The entering into by Response Biomedical Corp. (the “Company”) of a subscription agreement with Caduceus Private Investments III, LP, OrbiMed Associates III, LP and Caduceus Asia Partners, LP for the private placement issuance of an aggregate of 13,333,333 common shares of the Company (the “Offered Shares”) at Cdn.$0.60 per share, for gross aggregate proceeds of approximately Cdn.$8,000,000 (the “Subscription Agreement”) is hereby approved and ratified;

2.	Subject to the receipt of all required regulatory approvals (including the approval of the Toronto Stock Exchange (the “TSX”)), the issuance by the Company of the Offered Shares is hereby approved;

3.	The size of the Board of Directors is hereby set at seven (7) Directors;

4.	The election of Jonathan Wang, Ph.D. to the Board of Directors of the Company is hereby approved; and

5.
Any one Director or Officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this Resolutions, including the filing of all necessary documents with regulatory authorities including the TSX.”

__________________________
1 On June 28, 2010, the Common Shares closed for trading on the Toronto Stock Exchange at a price of $0.58.

The foregoing Resolutions must be approved by a majority of the votes cast by shareholders of the Company who vote in person or by Proxy at the Meeting.

The Board of Directors recommends that holders of Response Biomedical Corp. Common Shares vote FOR the Resolutions.  The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the shareholder specifies otherwise in the Proxy.

In the event that the shareholders approve the Resolutions, the Private Placement will remain subject to fulfilment of the conditions under the conditional listing approval of the TSX and the conditions contained in the Subscription Agreement.

Interest of Insiders in Material Transactions

None of the insiders of the Company, nor any associate or affiliate of such insider, has any direct or indirect material interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed herein.  Prior to giving effect to the Private Placement, none of the Purchasers is an insider of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no Director, executive officer, nominee for election as a Director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Additional Information

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com.  Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recent filing period.

Shareholders may obtain a copy of the Subscription Agreement, and the Company’s financial statements and management’s discussion and analysis upon request to the Chief Financial Officer at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: lkaler@responsebio.com.

General

The contents and sending of this Information Circular has been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, the 29th day of June, 2010.

BY ORDER OF THE BOARD

“S. Wayne Kay”
S. Wayne Kay
Chief Executive Officer and Director